FSD Pharma Inc.

Condensed consolidated interim financial statements

For the three and nine months ended September 30, 2023, and 2022

(unaudited) (expressed in United States dollars, except per share amounts)

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[unaudited] [expressed in United States dollar]

As at		September 30,	December 31,
		2023	2022
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		3,633,911	16,980,472
Other receivables	4	214,210	374,377
Prepaid expenses and deposits	5	348,366	472,137
Note receivables		228,536	-
Investments	7	739,600	-
Finance receivables, net	6	4,077,413	-
Net investment in lease		4,383	23,188
		9,246,419	17,850,174

Non-current assets
Equipment, net		90,508	105,729
Investments	7	109,313	827,612
Right-of-use asset, net		45,270	155,196
Finance receivables, net	6	3,988,323	7,431,656
Intangible assets, net	8	5,461,718	12,040,289
		18,941,551	38,410,656

LIABILITIES
Current liabilities
Trade and other payables	9	3,701,782	7,108,419
Lease obligations	10	62,308	177,870
Warrants liability	11	130,383	243,594
Notes payable		300,549	300,549
		4,195,022	7,830,432
Non-current liabilities
Lease obligations	10	-	38,004
		4,195,022	7,868,436

SHAREHOLDERS' EQUITY
Class A share capital	12	151,588	151,588
Class B share capital	12	137,606,863	143,258,972
Warrants	12	2,680,636	2,142,400
Contributed surplus		30,199,476	28,500,924
Foreign exchange translation reserve		702,460	652,601
Accumulated deficit		(156,504,968)	(144,164,265)
Equity attributable to shareholders of the Company		14,836,055	30,542,220
Non-controlling interests	14	(89,526)	-
		14,746,529	30,542,220
		18,941,551	38,410,656

Commitments and contingencies	18
Subsequent events	20

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:

"Signed"	"Signed"
Director - Zeeshan Saeed	Director - Nitin Kaushal

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[unaudited] [expressed in United States dollar, except number of shares]

		Three months ended September 30,		Nine months ended September 30,
		2023	2022	2023	2022
	Notes	$	$	$	$
Expenses
General and administrative	16	3,071,889	3,654,761	7,659,424	12,149,592
External research and development fees		(32,985)	1,866,733	3,889,139	4,215,889
Share-based payments	13	126,163	586,508	3,736,091	1,024,675
Depreciation and amortization	8	146,810	1,146,161	2,384,099	3,379,680
Impairment loss	8	-	-	4,319,619	-
Total operating expenses		3,311,877	7,254,163	21,988,372	20,769,836

Loss from continuing operations		(3,311,877)	(7,254,163)	(21,988,372)	(20,769,836)

Interest income	17	(174,068)	(65,499)	(632,572)	(67,717)
Finance expense (income), net		(380)	16,052	287	48,687
Gain on remeasurement of financial liability	18	(2,012,093)	(37,234)	(4,939,015)	(119,959)
Gain (loss) on change in fair value of derivative liability	11	8,032	(37,139)	(113,211)	(376,922)
Loss (gain) on changes in fair value of investments	7	(2,168)	(1,458)	275,161	301,296
Net loss from continuing operations		(1,131,200)	(7,128,885)	(16,579,022)	(20,555,221)

Net income from discontinued operations	3	-	-	-	3,096,834
Net loss		(1,131,200)	(7,128,885)	(16,579,022)	(17,458,387)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange gain on translation of foreign operations		267,348	321,402	49,859	372,388
Comprehensive loss		(863,852)	(6,807,483)	(16,529,163)	(17,085,999)

Net loss attributable to:
Equity owners of the Company		(1,059,838)	(7,128,885)	(16,507,660)	(17,458,387)
Non-Controlling interests	14	(71,362)	-	(71,362)	-
		(1,131,200)	(7,128,885)	(16,579,022)	(17,458,387)

Net loss per share
Basic and diluted - continuing operations	15	(0.03)	(0.19)	(0.42)	(0.53)
Basic and diluted - discontinued operations	15	-	-	-	0.08

Weighted average number of shares outstanding - basic and diluted	15	39,192,560	38,206,030	39,662,690	38,888,150

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the periods ended September 30, 2023 and 2022

[unaudited] [expressed in United States dollar, except number of shares]

									Foreign
								Non-	exchange
	Class A						Contributed	controlling	translation	Accumulated
	shares		Class B shares		Warrants		surplus	interests	reserve	deficit	Total
	#	$	#	$	#	$	$	$	$	$	$

Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417	22,583,649	-	239,612	(126,154,317)	54,131,038
Share repurchase [note 12]	-	-	(1,989,800)	(7,523,117)	-	-	-	-	-	5,596,880	(1,926,237)
Share-based payments [note 13]	-	-	158,144	169,500	-	-	855,175	-	-	-	1,024,675
Share cancellation [note 12]	-	-	(504,888)	(1,752,090)	-	-	1,752,090	-	-	-	-
Warrants expired [note 12]	-	-	-	-	(362,540)	(2,905,162)	2,905,162	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	-	372,388	(17,458,387)	(17,085,999)
Balance, September 30, 2022	72	151,588	38,114,210	143,067,382	6,594,255	2,232,255	28,096,076	-	612,000	(138,015,824)	36,143,477

Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400	28,500,924	-	652,601	(144,164,265)	30,542,220
Initial recognition of non-controlling interests	-	-	-	-	-	-	-	(24,467)	-	(40,583)	(65,050)
Share repurchase [note 12]	-	-	(1,904,700)	(7,165,356)	-	-	-	-	-	4,207,540	(2,957,816)
Share-based payments [note 13]	-	-	18,177	16,000	-	-	2,383,745	6,303	-	-	2,406,048
Share options exercised [note 12]	-	-	21,000	33,247	-	-	(13,000)	-	-	-	20,247
PSUs converted to shares [note 13]	-	-	2,720,104	1,464,000	-	-	(1,464,000)	-	-	-	-
Warrant issued [note 12]	-	-	-	-	3,975,000	1,330,043	-	-	-	-	1,330,043
Warrants expired [note 12]	-	-	-	-	(133,050)	(791,807)	791,807	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	-	(71,362)	49,859	(16,507,660)	(16,529,163)
Balance, September 30, 2023	72	151,588	39,358,791	137,606,863	10,324,043	2,680,636	30,199,476	(89,526)	702,460	(156,504,968)	14,746,529

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2023 and 2022

[unaudited] [expressed in United States dollar]

	2023	2022
	$	$

Operating activities
Net loss from continuing operations	(16,579,022)	(20,555,221)
Add (deduct) items not affecting cash
Depreciation and amortization	2,384,099	3,380,291
Interest expense	21,201	58,203
Share-based payments	3,736,091	1,024,675
Change in fair value of investments	275,161	301,296
Change in fair value of derivative liability	(113,211)	(376,922)
Unrealized foreign exchange loss	-	999,047
Gain on remeasurement of financial liability	(4,939,015)	(119,959)
Impairment loss	4,319,619	-
Gain on net investment in lease	-	(28,233)
Changes in non-cash working capital balances
Finance receivables	(634,080)	(4,600,651)
Other receivables	174,139	264,988
Prepaid expenses and deposits	123,771	211,624
Note receivable	(219,082)	-
Trade and other payables	1,474,719	(1,423,547)
Cash used in continuing operating activities	(9,975,610)	(20,864,409)
Cash used in discontinued operating activities	-	(1,142,982)
Cash used in operating activities	(9,975,610)	(22,007,391)

Investing activities
Purchase of investments	(744,500)	(6,162)
Purchase of equipment	-	(116,881)
Additions to intangible assets	-	(250,000)
Net cash upon control of subsidiary	31,783	-
Proceeds from sale of investments	443,138	158,036
Cash used in continuing investing activities	(269,579)	(215,007)
Cash provided by discontinued investing activities	-	12,730,942
Cash (used in) provided by investing activities	(269,579)	12,515,935

Financing activities
Share repurchase	(2,957,816)	(1,926,237)
Payment of lease obligation	(163,803)	(93,528)
Share options exercised	20,247	-
Cash used in continuing financing activities	(3,101,372)	(2,019,765)
Cash used in discontinued financing activities	-	-
Cash used in financing activities	(3,101,372)	(2,019,765)

Net decrease	(13,346,561)	(11,511,221)
Cash and cash equivalents, beginning of the period	16,980,472	35,259,645
Cash and cash equivalents, end of the period	3,633,911	23,748,424

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

1. Nature of business

FSD Pharma Inc. ("FSD" or the "Company") is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly- owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD is also focused on the research and development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9. The Company's shares are listed on the Nasdaq Capital Market and on the Canadian Securities Exchange under the symbol "HUGE".

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the "License Agreement") with Celly Nutrition Corp. ("Celly"). The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly the rights to the trademarks UNBUZZD™ and ALCOHOLDEATH™. In exchange, FSD Pharma received 200,000,000 common shares in the capital of Celly following a 2:1 share-split and an anti-dilution Warrant Certificate that entitles FSD to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise of the warrant. FSD Pharma is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, FSD acquired 34.66% of Celly. On July 31, 2023, the Company and Celly entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023 and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. The condensed consolidated interim financial statements incorporate the assets and liabilities of Celly as of September 30, 2023 and the results of operations and cash flows for the period commencing on July 31, 2023, being the date on which FSD obtained control of Celly (Note 2(c)) .

Subsidiaries

These condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

The Company has the following subsidiaries:

		Ownership percentage as at
Entity Name	Country	September 30, 2023	December 31, 2022
		%	%
FSD Biosciences Inc.	USA	100.00	100.00
Prismic Pharmaceuticals Inc.	USA	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00
FSD Pharma Australia Pty Ltd	Australia	100.00	100.00
Celly Nutrition Corp.	Canada	34.66	-

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

Non-controlling interests ("NCI") represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the consolidated statements of financial position, and the share of income (loss) attributable to noncontrolling interests is shown as a component of net income (loss) in the consolidated statements of loss and comprehensive loss. Changes in the parent company's ownership that do not result in a loss of control are accounted for as equity transactions.

2. Basis of presentation

[a] Statement of compliance

These condensed consolidated interim financial statements ("financial statements') were prepared using the same accounting policies and methods as those used in the Company's audited consolidated financial statements for the year ended December 31, 2022. These financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") have been omitted or condensed. These financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022.

These financial statements were approved and authorized for issuance by the Board of Directors of the Company on November 14, 2023.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. The Company's functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Celly Nutrition Corp.	Canadian Dollar

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2022 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Disclosure of interests in other entities

To assess the investment in Celly, judgment was required to determine if the Company has significant influence or control of Celly. The Company considered the relevant guidance in IFRS 10 - Consolidated Financial Statements, IAS 24 - Related Party Disclosures and IAS - 28 Investments in Associates and Joint Ventures.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

Judgment is applied in determining when the Company controls an investment even if the Company holds less than a majority of the investee's voting rights (the existence of de facto control). The Company concluded it has control of Celly even though the Company only holds 34.66% of the voting rights. The Company concluded it has control of Celly as the Company, together with persons or entities considered to be de facto agents of the Company, hold a combined 59.62% of the voting rights of Celly. In addition, key management personnel of the Company hold two of the three board of director positions of Celly (Note 20). The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Celly on July 31, 2023, and control was maintained at all times from July 31, 2023, through September 30, 2023. Celly is significantly dependent on the Company as a result of the License Agreement. The NCI component of Celly is included as a separate component in equity (Note 14).

New standards, amendments and interpretations recently adopted by the Company

IAS 1, Presentation of financial statements ("IAS 1")

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the consolidated statements of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

The amendments effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted. The Company early adopted these amendments effective January 1, 2023. The impact of adopting these amendments on the Company's financial statements was not significant.

IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

In February 2021, the IASB issued Definition of Accounting Estimates, which amends IAS 8. The amendment will require the disclosure of material accounting policy information rather than disclosing significant accounting policies and clarifies how to distinguish changes in accounting policies from changes in accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty". The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates.

The amendments are effective for annual periods beginning on or after January 1, 2023. The impact of adopting these amendments on the Company's financial statements was not significant.

IAS 12, Income Taxes ("IAS 12")

In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a single transaction (Amendments to IAS 12). The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal taxable and deductible temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The impact of adopting these amendments on the Company's financial statements was not significant.

New standards, amendments and interpretations not yet adopted by the Company

IFRS 16 - Leases ("IFRS 16")

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the Consolidated Financial Statements.

3. Discontinued operations

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated the process to exit the medical cannabis industry and sell the Facility and the Facility Property. On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of $12,730,942 (C$16,400,000). The Company recognized a gain of $4,249,582 on the sale of the Facility and the Facility Property and incurred selling expenses of $616,002 for the year ended December 31, 2022.

Results of operations related to the Disposal Group are reported as discontinued operations for the period ended September 30, 2022.

Net loss and comprehensive loss from discontinued operations for the three and nine months ended September 30,

2022 is comprised of the following:

		For the three months	For the nine months
		ended September 30,	ended September 30,
	Notes	2022	2022
		$	$

Expenses
General and administrative	16	-	1,185,600
Total operating expenses		-	1,185,600

Loss from discontinued operations		-	(1,185,600)

Other income		-	(32,852)
Gain on sale of property and plant		-	(4,249,582)
Net income from discontinued operations		-	3,096,834

Cash flows from discontinued operations for the three and nine months ended September 30, 2022 is comprised of the following:

	For the three months	For the nine months
	ended September 30,	ended September 30,
	2022	2022
	$	$
Operating activities
Net income from discontinued operations	-	3,096,834
Add (deduct) items not affecting cash
Changes in non-cash working capital balances
Gain on sale of facility and property	-	(4,249,582)
Other receivables	-	(88,588)
Prepaid expenses and deposits	-	98,354
Cash used in operating activities	-	(1,142,982)

Proceeds from sale of property and plant	-	12,730,942
Cash provided by investing actitivies	-	12,730,942

There were no discontinued operations for the three and nine months ended September 30, 2023.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

4. Other receivables

The Company's other receivables are comprised of the following:

	September 30, 2023	December 31, 2022
	$	$
Sales tax recoverable	205,028	279,333
Interest receivable	5,479	95,044
Other receivables	3,703	-
	214,210	374,377

5. Prepaid expenses and deposits

The Company's prepaid expenses and deposits include the following:

	September 30, 2023	December 31, 2022
	$	$
Research and development	138,072	308,502
Insurance	151,690	95,697
Other prepaids and deposits	58,604	67,938
	348,366	472,137

6. Finance receivables

Finance receivables consist of secured loans to customers measured at amortized cost, net of allowance for credit losses.

Finance receivables as at September 30, 2023 are as follows:

$
Balance - December 31, 2022	7,431,656
Additions (Note 19)	1,021,489
Add: Interest income	426,572
Less: Interest payments	(449,177)
Less: Principal payments	(384,555)
Effects of foreign exchange	19,751
Balance - September 30, 2023	8,065,736
Current	4,077,413
Non-current	3,988,323
Balance - September 30, 2023	8,065,736

Allowances for credit losses as at September 30, 2023, were $nil. Finance receivables earn fees at fixed rates and have an average term to maturity of two years from the date of issuance. The loans are secured by residential or commercial property with a first collateral mortgage on the secured property, except for the loan issued to a related party (Note 19). Loans are issued up to 55% of the initial appraised value of the secured property at the time of issuance.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

Finance receivables include the following:

$
Minimum payments receivable	8,652,461
Unearned income	(586,725)
Net investment	8,065,736
Allowance for credit losses	-
Balance - September 30, 2023	8,065,736

As at September 30, 2023, all loans were classified as stage 1 and there were no changes between stages during the period.

7. Investments

The following tables outline changes in investments during the periods:

			Balance at			Change in fair	Effects of	Balance at
			December 31,		Proceeds	value through	foreign	September 30,
Entity	Instrument	Note	2022	Additions	from Sale	profit or loss	exchange	2023
			$	$	$	$	$	$
Solarvest BioEnergy Inc.	Shares	(i)	221,490	-	-	(166,020)	-	55,470
Solarvest BioEnergy Inc.	Convertible debenture	(i)	177,192	-	-	(132,816)	-	44,376
A2ZCryptoCap Inc.	Shares	(ii)	10,632	-	-	(1,165)	-	9,467
Lions Bay Fund	Shares	(iii)	418,298	-	(443,138)	24,840	-	-
Royal Bank of Canada	Guaranteed Investment Certificate	(iv)	-	744,500	-	-	(4,900)	739,600
			827,612	744,500	(443,138)	(275,161)	(4,900)	848,913

						Current		739,600
						Non-Current		109,313
								848,913

(i) Solarvest BioEnergy Inc. ("Solarvest")

The Company holds 3,000,000 common shares of Solarvest and a convertible debenture with a principal amount of C$2,400,000 maturing on May 31, 2024. The convertible debenture can be converted into common shares of Solarvest at a price of $1.00 per share.

As at September 30, 2023, the fair value of the shares was determined based on the quoted market price of the shares of C$0.025 per share (December 31, 2022 - C$0.10). The fair value of the convertible debenture is calculated as the fair value of the shares the Company would receive if the debenture were converted into 2,400,000 common shares at the Solarvest share price of C$0.025 as at September 30, 2023 (December 31, 2022 - C$0.10). The shares have been classified as level 1 within the fair value hierarchy - quoted market price, and the convertible debenture has been classified as level 2 - valuation technique with observable market inputs.

(ii) A2ZCryptoCap Inc. ("A2Z")

On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at September 30, 2023, the fair value of the shares was determined based on the quoted market price of the shares of C$0.16 per share (December 31, 2022 - C$0.18). The shares have been classified as level 1 within the fair value hierarchy - quoted market price.

(iii) Lions Bay Fund ("Fund")

During the year ended December 31, 2022, the Company invested $395,450 into the Fund. The investment was sold for proceeds of $443,138, the Company recognized a gain of $24,840 on the sale of the Fund for nine months ended September 30, 2023.

(iv) On August 9, 2023, the Company purchased a Guaranteed Investment Certificate ("GIC") in the amount of $744,500 from Royal Bank of Canada ("RBC") with a maturity date of August 9, 2024. The GIC pays variable interest based on RBC's Prime Interest Rate minus 2.00%. The GIC has been classified as level 2 - valuation technique with observable market inputs.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

8. Intangible assets

Intangible assets as at September 30, 2023 are as follows:

	Innovet	Prismic	Lucid	Total
	$	$	$	$
As at December 31, 2022	750,000	19,201,493	6,314,571	26,266,064
Impairment	(750,000)	(19,201,493)	-	(19,951,493)
As at September 30, 2023	-	-	6,314,571	6,314,571

Accumulated amortization
As at December 31, 2022	229,933	13,457,622	538,220	14,225,775
Amortization	39,971	1,904,348	314,633	2,258,952
Impairment	(269,904)	(15,361,970)	-	(15,631,874)
As at September 30, 2023	-	-	852,853	852,853

Net book value
As at December 31, 2022	520,067	5,743,871	5,776,351	12,040,289
As at September 30, 2023	-	-	5,461,718	5,461,718

During the nine months ended September 30, 2023, the Company recognized an impairment loss of $480,096 in the statement of loss and comprehensive loss related to the Innovet License Agreement as the Company made a strategic decision to no longer pursue the development of ultra-micro PEA for veterinary purposes.

During the nine months ended September 30, 2023, the Company recognized an impairment loss of $3,839,523 in the statement of loss and comprehensive loss related to licensed compound ultra-micro PEA ("FSD-201") acquired through the acquisition of Prismic as the Company made a strategic decision to no longer pursue the development of FSD-201.

The Company's intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

9. Trade and other payables

Trade and other payables consist of the following:

	September 30, 2023	December 31, 2022
	$	$
Trade payables	2,664,934	2,760,002
Accrued liabilities (i)	1,036,848	4,348,417
	3,701,782	7,108,419

(i) Accrued liabilities consist of the following:

	September 30, 2023	December 31, 2022
	$	$
External research and development fees	292	3,531,996
Operational expenses	86,733	92,783
Professional and other fees	540,630	314,445
Accrued interest	409,193	409,193
	1,036,848	4,348,417

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

10. Lease obligations

The Company's lease obligations as at September 30, 2023, are as follows:

$
Balance - December 31, 2022	215,874
Add: Interest Expense	9,086
Less: Lease Payments	(163,803)
Effects of foreign exchange	1,151
Balance - September 30, 2023	62,308
Current	62,308
Non-current	-
Balance - September 30, 2023	62,308

Lease obligations are related to the Company's office lease.

The following table sets out a maturity analysis of the lease payments payable, showing the undiscounted lease payments to be paid on an annual basis, reconciled to the lease obligation as follows:

$
Less than one year	109,287
One to two years	9,750
Thereafter	-
Total undiscounted lease payments payable	119,037
Less: impact of present value	(56,729)
Balance - September 30, 2023	62,308

11. Warrants Liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss.

The fair value of the warrants liability as at September 30, 2023, was $130,383 (December 31, 2022 - $243,594) resulting in a gain (loss) on change in fair value of ($8,032) and $113,211 for the three and nine months ended September 30, 2023. The fair value was determined using the Black-Scholes option pricing model and the following assumptions:

	September 30, 2023	December 31, 2022
Share price	$1.21	$0.79
Exercise price	$4.26	$4.26
Expected dividend yield	-	-
Risk free interest rate	4.87%	4.07%
Expected life	1.85	2.60
Expected volatility	69%	96%

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

12. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regard to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors and the former CEO of the Company. The holders of Class B shares are entitled to one (1) vote per share held.

[b] Issued and outstanding

Reconciliation of the Company's share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2021	72	151,588	40,450,754	152,173,089	6,956,795	5,137,417
Share repurchase [a]	-	-	(1,989,800)	(7,523,117)	-	-
Shares-based payments [b]	-	-	158,144	169,500	-	-
Share cancellation [c]	-	-	(504,888)	(1,752,090)	-	-
Warrants expired	-	-	-	-	(362,540)	(2,905,162)
Balance, September 30, 2022	72	151,588	38,114,210	143,067,382	6,594,255	2,232,255

Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400
Share repurchase [d]	-	-	(1,904,700)	(7,165,356)	-	-
Share-based payments [g]	-	-	18,177	16,000	-	-
Share options exercised [f]	-	-	21,000	33,247	-	-
PSU converted to shares [Note 13]	-	-	2,720,104	1,464,000	-	-
Warrants issued [e]	-	-	-	-	3,975,000	1,330,043
Warrants expired	-	-	-	-	(133,050)	(791,807)
Balance, September 30, 2023	72	151,588	39,358,791	137,606,863	10,324,043	2,680,636

Activity during the period from December 31, 2021 to September 30, 2022:

[a] During the nine months ended September 30, 2022, the Company repurchased 1,999,800 Class B Common Shares at prevailing market prices as part of its share repurchase program. As at September 30, 2022, 1,989,800 Class B Common Shares were cancelled and the remaining 10,000 were cancelled subsequent to September 30, 2022.

[b] During the nine months ended September 30, 2022, the Company issued 158,144 Class B shares for services received during the period with a fair value of $169,500.

[c] On March 29, 2022, the Company cancelled 504,888 Class B shares previously held by the former CEO following a court decision with respect to the shares issued in February 2021.

Activity during the period from December 31, 2022 to September 30, 2023:

[d] During the nine months ended September 30, 2023, the Company repurchased 1,904,700 and cancelled Class B Common Shares at prevailing market prices as part of its share repurchase program.

[e] During the nine months ended September 30, 2023, the Company issued 3,975,000 warrants for consulting services with a fair value of $1,384,969. The Company recognized $1,330,043 as expense during the period ended September 30, 2023, with the remaining $54,926 to be recognized over the vesting period of certain warrants. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

[f] During the nine months ended September 30, 2023, 21,000 share options were exercised with an exercise price of C$1.30 in exchange for 21,000 Class B Common Shares.

[g] During the nine months ended September 30, 2023, the company issued 18,177 Class B shares for services received during the period with a fair value of $16,000.

The changes in the number of warrants outstanding during the nine months ended September 30, 2023 and 2022 were as follows:

	Number of warrants	Weighted average
	#	C$
Outstanding as at December 31, 2021	6,956,795	5.50
Expired	(362,540)	10.59
Outstanding as at September 30, 2022	6,594,255	5.45

Outstanding as at December 31, 2022	6,482,093	5.48
Issued	3,975,000	4.55
Expired	(133,050)	4.01
Outstanding as at September 30, 2023	10,324,043	5.13

Measurement of fair values

The fair value of the warrants issued during the nine months ended September 30, 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2023
Grant date share price	C$1.44 - C$2.29
Exercise price	C$1.50 - C$10.82
Expected dividend yield	-
Risk free interest rate	3.08% - 4.26%
Expected life	0.75 - 5 years
Expected volatility	64% - 109%

There were no warrants granted during the nine months ended September 30, 2022.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

The following table is a summary of the Company's warrants outstanding as at September 30, 2023:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
March 14, 204 (i)	2.50	200,000
March 14, 2024 (i)	5.76	100,000
March 14, 2024 (i)	10.82	200,000
March 30, 2024 (i)	2.03	300,000
March 30, 2024 (i)	4.06	250,000
March 30, 2024 (i)	6.08	250,000
May 24, 2024 (i)	2.03	50,000
February 27, 2025 (i)	2.37	400,000
February 27, 2025 (i)	5.41	400,000
February 27, 2025 (i)	10.82	200,000
March 15, 2025	1.50	37,500
March 15, 2025	3.00	37,500
March 23, 2025	1.50	50,000
March 24, 2025 (i)	2.37	400,000
March 24, 2025 (i)	5.41	400,000
March 24, 2025 (i)	10.82	200,000
Sunday, May 4, 2025	26.73	3,730
Saturday, May 10, 2025	26.73	1,865
Saturday, May 17, 2025	26.73	3,730
Saturday, May 31, 2025	26.73	1,865
Sunday, June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.76	1,381,215
October 20, 2025 (i)	3.52	3,454,543
Friday, January 16, 2026	26.73	1,722
Tuesday, January 20, 2026	26.73	373
May 15, 2028	1.50	500,000
	5.13	10,324,043

(i) Warrants were issued in US$

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

The following table is a summary of the Company's warrants outstanding as at September 30, 2022:

Warrants Outstanding
	Exercise price	Number outstanding
Expiry Date	C$	#
November 30, 2022	1.21	46,242
Saturday, December 31, 2022	2.43	65,920
Saturday, May 20, 2023	16.08	7,311
June 23, 2023	2.50	100,000
Monday, July 24, 2023	13.07	3,357
Monday, September 11, 2023	5.43	22,382
Sunday, May 4, 2025	26.73	3,730
Saturday, May 10, 2025	26.73	1,865
Saturday, May 17, 2025	26.73	3,730
Saturday, May 31, 2025	26.73	1,865
Sunday, June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	5.84	1,381,215
October 20, 2025 (i)	3.56	3,454,543
Friday, January 16, 2026	26.73	1,722
Tuesday, January 20, 2026	26.73	373
	5.45	6,594,255

(i) Warrants were issued in US$

13. Share-based compensation

The Company has established a share option plan (the "Option Plan") for directors, officers, employees and consultants of the Company. The Company's Board of Directors determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the nine months ended September 30, 2023, the Company granted 2,488,000 share options to directors, officers, employees and consultants of the Company.

The change in the number of share options outstanding during the nine months ended September 30, 2023, were as follows:

	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2022	418,529	3.71
Granted	2,488,000	1.52
Forfeited	(123,500)	2.09
Exercised	(21,000)	1.30
Expired	(228,541)	4.67
Outstanding as at September 30, 2023	2,533,488	1.58
Exercisable as at September 30, 2023	2,440,486	1.54

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

The change in the number of share options outstanding during the nine months ended September 30, 2022, were as follows:

	Number of	Weighted average
	options	exercise price
	#	C$
Outstanding as at December 31, 2021	3,224,859	2.75
Granted	60,000	1.30
Forfeited	(4,000)	3.75
Expired	(42,226)	3.71
Cancelled	(2,820,104)	2.56
Outstanding as at September 30, 2022	418,529	3.71
Exercisable as at September 30, 2022	416,021	3.71

During the nine months ended September 30, 2023, 228,541 share options (2022 - 42,226) related to former officers and employees who are no longer with the Company expired. Individuals who are no longer with the Company have 30 days after their last day to exercise any vested share options. Vested options that remain unexercised after 30 days expire.

During the nine months ended September 30, 2022, the Company cancelled 2,820,104 share options issued to officers and consultants of the Company and issued 2,820,104 replacement performance share units.

Measurement of fair values

The fair value of share options granted during the nine months ended September 30, 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

2023
Grant date share price	C$1.28 - C$2.48
Exercise price	C$1.30 - C$2.45
Expected dividend yield	-
Risk free interest rate	2.88% - 3.99%
Expected life	2.91 - 5 years
Expected volatility	95% - 110%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

There were no share options granted during the nine months ended September 30, 2022.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

The following table is a summary of the Company's share options outstanding as at September 30, 2023:

	Options outstanding		Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.30	2,000,000	4.32	1.30	2,000,000
1.70	103,453	1.46	1.70	103,453
2.25	67,402	0.53	2.25	67,400
2.37	15,000	2.41	2.37	15,000
2.37	15,000	2.48	2.37	15,000
2.45	314,000	2.40	2.45	222,500
2.91	5,150	2.25	2.91	5,150
3.75	5,000	0.47	3.75	5,000
3.86	5,000	3.11	3.86	3,500
50.25	3,483	0.53	50.25	3,483
1.58	2,533,488	3.83	1.54	2,440,486

The following table is a summary of the Company's share options outstanding as at September 30, 2022:

	Options outstanding		Options exercisable
		Weighted average
		remaining contractual
Exercise price	Number outstanding	life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.30	60,000	2.83	1.30	60,000
1.70	103,453	2.46	1.70	103,453
2.91	5,150	3.25	2.91	5,150
2.25	168,898	1.29	2.25	168,898
2.61	12,687	0.74	2.61	12,683
3.75	5,000	1.47	3.75	5,000
3.86	5,000	4.11	3.86	2,500
5.43	16,265	0.74	5.43	16,264
10.65	3,731	0.74	10.65	3,730
13.07	10,856	0.74	13.07	10,855
13.47	1,418	0.74	13.47	1,418
16.08	18,410	0.74	16.08	18,409
17.89	4,178	0.74	17.89	4,178
50.25	3,483	1.53	50.25	3,483
3.71	418,529	1.77	3.71	416,021

[ii] Performance Share Units ("PSUs")

In May 2022, the Company established a performance share unit plan ("PSU Plan"), for directors, offers, employees and consultants of the Company. The Company's Board of Directors determines the eligibility of individuals to participate in the PSU Plan in order to align their interests with those of the Company's shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs. Each PSU converts into one common share of the Company at $nil exercise price. The Company's PSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

The change in the number of PSUs during the nine months ended September 30, 2023, is as follows:

Number of
#
Outstanding as at December 31, 2022	2,420,104
Granted	400,000
Forfeited	(100,000)
Converted to Class B Common shares	(2,720,104)
Outstanding as at September 30, 2023	-

During the nine months ended September 30, 2023, the Company converted 2,720,104 PSUs to Class B common shares. The PSUs were fully vested as of January 6, 2023, upon the filing of the MS Phase 1 IND. During the nine months ended September 30, 2023, 100,000 PSUs related to a former independent director who is no longer with the Company were forfeited.

The Company recognized share-based compensation for the three and nine months ended September 30, 2023 and

2022 as follows:

	For the three months ended		For the nine months ended
		September 30,		September 30,
	2023	2022	2023	2022
	$	$	$	$
Share options	5,797	37,008	1,925,492	69,350
PSUs	-	512,570	458,253	785,825
Class B Common Shares issued for services	16,000	36,930	16,000	169,500
Warrants issued for services	98,063	-	1,330,043	-
Other (i)	6,303	-	6,303	-
	126,163	586,508	3,736,091	1,024,675

(i) Share-based compensation related to share options and restricted share units issued by Celly and convertible into common shares of Celly.

14. Non-controlling interests

The Company has a 34.66% (2022 - 0%) ownership interest in Celly through common shares held in Celly. The non- controlling interest represents holders of common shares of Celly.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2022	-
Initial recognition of non-controlling interests	(24,467)
Share-based payments	6,303
Comprehensive loss for the period	(71,362)
Balance, September 30, 2023	(89,526)

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

15. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options and PSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the nine months ended September 30, 2023 and 2022 are as follows:

	September 30, 2023	September 30, 2022
	#	#
Warrants	10,324,043	6,594,255
Share Options	2,533,488	418,529
PSUs	-	2,820,104
	12,857,531	9,832,888

16. General and administrative

Components of general and administrative expenses for the three and nine months ended September 30, 2023 and

2022 were as follows:

	For the three months ended		For the nine months ended
	September 30,			September 30,
	2023	2022	2023	2022
	$	$	$	$
Professional fees	977,628	670,964	2,386,402	4,499,468
General office, insurance and administration expenditures	734,146	424,171	2,047,564	2,269,469
Consulting fees	247,542	264,716	1,073,413	1,020,899
Salaries, wages and benefits	352,256	1,019,054	1,448,182	2,175,086
Investor relations	248,206	65,110	595,756	1,392,953
Building and facility costs	-	-	-	519,954
Foreign exchange (gain) loss	512,111	1,210,746	108,107	1,457,363
	3,071,889	3,654,761	7,659,424	13,335,192
Allocated to:
Continuing operations	3,071,889	3,654,761	7,659,424	12,149,592
Discontinued operations	-	-	-	1,185,600

17. Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biopharmaceutical and Strategic Investments.

The Company's Biopharmaceutical segment is focused on furthering the research and development of the Company's drug candidates and the development of UNBUZZD™. The Biopharmaceutical segment primarily earns interest income on guaranteed investment certificates.

The Company's Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property, with FSD Strategic Investments having a first collateral mortgage on the secured property.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

The following tables summarize the Company's total current and non-current assets and current and non-current liabilities as of September 30, 2023 and December 31, 2022, on a segmented basis:

	As at September 30, 2023
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Current assets	4,940,470	4,305,949	9,246,419
Non-current assets	5,706,809	3,988,323	9,695,132
Current liabilities	4,195,022	-	4,195,022
Non-current liabilities	-	-	-

	As at December 31, 2022
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Current assets	17,850,174	-	17,850,174
Non-current assets	13,128,826	7,431,656	20,560,482
Current liabilities	7,830,432	-	7,830,432
Non-current liabilities	38,004	-	38,004

The following tables summarize the Company's interest income, total operating expenses, and net (loss) income for the three and nine months ended September 30, 2023 and 2022, on a segmented basis:

	For the three months ended September 30, 2023
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(22,545)	(151,523)	(174,068)
Total operating expenses	3,311,828	49	3,311,877
Net (loss) income	(1,282,674)	151,474	(1,131,200)

	For the nine months ended September 30, 2023
	Biopharmaceutical		Strategic Investments	Consolidated
	$	$	$	$
Interest income	(193,848)		(438,724)	(632,572)
Total operating expenses	21,988,188		184	21,988,372
Net (loss) income	(17,017,562)		438,540	(16,579,022)

	For the three months ended September 30, 2022
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(8,266)	(57,233)	(65,499)
Total operating expenses	7,242,446	11,717	7,254,163
Net (loss) income	(7,174,401)	45,516	(7,128,885)

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

	For the nine months ended September 30, 2022
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(8,266)	(59,451)	(67,717)
Total operating expenses	20,758,119	11,717	20,769,836
Net (loss) income	(17,506,121)	47,734	(17,458,387)

18. Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $nil and maximum milestone payments of C$12,500,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to profit or loss in that period.

Contract Research Organization ("CRO") Dispute

The Company was involved in arbitration proceedings with a CRO regarding amounts claimed to be owed to the CRO by the Company. The CRO was claiming it is owed amounts outstanding for work on clinical trials in the United States.

In November 2022, evidentiary hearings were held in New York. The parties submitted post-hearing briefs in December 2022. On May 19, 2023, an arbitrator arrived at a non-binding decision that both parties breached the agreements and awarded the CRO $1.7 million plus interest on past due amounts. On June 30, 2023, the CRO filed a motion to make the May 19, 2023 award recognized and enforceable in Ontario, Canada.

On August 2, 2023, the Company entered into a settlement agreement with the CRO for $100,000. The Company paid the settlement amount during the three months ended September 30, 2023. The Company derecognized all amounts previously recorded in trade and other payables on the statement of financial position as of September 30, 2023. This resulted in a gain on remeasurement of financial liability recognized in the statements of loss and comprehensive loss.

As at September 30, 2023, all matters have been resolved.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

Raza Bokhari

On July 15, 2021, the Company's former CEO, Raza Bokhari, filed a notice of arbitration seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration.

Raza Bokhari was placed on administrative leave from his role as the Company's Chief Executive Officer following the Company's annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari's employment was terminated for cause by the Company's board of directors on July 27, 2021.

The Company disputed the allegations and counterclaimed against Raza Bokhari for losses sustained as a result of his alleged breaches of his duties to the Corporation. The arbitration hearing concluded in August 2022 and the arbitrator issued his decision in November 2022. Raza Bokhari's claim for USD $30.2 million was dismissed in its entirety along with his claim that he had been wrongfully dismissed. The arbitrator ordered that Raza Bokhari repay certain monies to FSD Pharma, while also holding him responsible for FSD Pharma's costs of the arbitration.

On December 9, 2022, Raza Bokhari filed an application in the Ontario Superior Court seeking to set aside the arbitral award of the court on the grounds that he was not treated equally and fairly and the arbitrator's written award provided inadequate reasons for his decision.

On December 20, 2022, the Company's legal counsel wrote to the Commercial List of the Ontario Superior Court of Justice seeking to transfer the application from the Civil List to the Commercial List. The request was granted on January 12, 2023.

On April 28, 2023, the court ordered the case to be heard at the Commercial List on September 27, 2023.

On September 27 and 28, 2023, the application to set aside the award and cost of ground of unfairness was dismissed. As Raza Bokhari lost the set aside application, the court ordered Raza Bokhari to pay the Company C$165,000 to cover the Company's legal expenses.

On October 13, 2023, Raza Bokhari filed a "Notice of Motion for Leave to Appeal" with the Court of Appeal for Ontario.

GBB Drink Lab, Inc.

GBB Drink Lab, Inc. ("GBB") has filed a complaint with the United States District Court of Southern District of Florida, Fort Lauderdale Division against FSD Biosciences, Inc. and FSD Pharma, Inc. claiming a material breach of a mutual non-disclosure agreement and misappropriation of trade secrets, which GBB claims has and continues to cause irreparable harm, valued, as of August 30, 2022 (prior to the misappropriation and material breach) at $53,047,000. On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company's motion to dismiss the complaint. The ultimate outcome of the matter cannot be determined at this time.

19. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a) In fiscal 2023, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the three and nine months ended September 30, 2023, was $38,183 and $142,528 (2022 - $53,400 and $163,339).

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

b) During the nine months ended September 30, 2023, the Company granted 400,000 (2022 - nil) PSUs to independent members of the Board of Directors. As at September 30, 2023, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023 and issued as Class B common Shares.

c) During the nine months ended September 30, 2023, the Company granted the previous interim CEO, the current CEO (formerly the President), the COO and the CEO of Lucid, 500,000 (2022 - nil) share options each with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B Common Share.

d) During the nine months ended September 30, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments' portfolio of loans. The loan is secured by a second charge mortgage on the underlying residential property.

e) During the nine months ended September 30, 2023, the Company issued 1,000,000 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joining the Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

Key management personnel compensation during the three and nine months ended September 30, 2023, and 2022 is comprised of:

	For the three months ended		For the nine months
	September 30,		ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	374,667	735,190	1,047,111	1,390,070
Share-based payments	-	518,992	1,963,983	828,664
	374,667	1,254,182	3,011,094	2,218,734

20. Subsequent events

In October 2023, the Company received the court order for the set aside application. As Raza Bokhari lost the set aside application the court has ordered Raza Bokhari to pay the Company C$165,000 to cover the Company's legal expenses.

On October 3, 2023, FSD Pharma and Celly entered into an Arrangement Agreement with respect to the distribution of a portion of FSD Pharma's shareholdings of Celly to certain securityholders of FSD Pharma. The Arrangement Agreement will be voted on at a special meeting of the FSD Pharma Securityholders scheduled to be held on November 20, 2023. Additionally, the final hearing at the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement is scheduled for November 24, 2023.

On October 19, 2023, Celly appointed a member of the Company's board of directors to the board of directors of Celly. Following the appointment, three of four board seats of Celly were held by key management personnel of the Company.

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

(expressed in United States dollars)

September 30, 2023 and 2022

The director was granted 3,000,000 share options with an exercise price of $0.00025, vesting immediately and expiring on December 31, 2028.

On October 19, 2023, Celly granted 10,000,000 Restricted Share Units ("RSUs") to a director of Celly for services provided. The RSUs vested immediately and were converted into common shares on October 19, 2023. Celly issued 10,000,000 common shares upon conversion.

On November 6, 2023, the Company announced it had filed and obtained a receipt for its preliminary short form base shelf prospectus dated November 3, 2023 ("Prospectus"), to provide the Company with the flexibility to take advantage of financing opportunities and favourable market conditions, if and when needed, during the 25-month period that the Prospectus, once made final, remains effective (the "Effective Period"). The Prospectus, when final and effective, will enable the Company to offer, issue and sell, from time to time: Class B subordinate voting shares, subscription receipts, warrants and units, or any combination thereof for up to an aggregate offering price of USD$50 million, in one or more transactions during the Effective Period.